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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 23 2012

Washington DC
123

SEC FILE NUMBER
8-52756

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____1/01/2011____ AND ENDING____12/31/2011____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Obsidian Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Woodbury Road Suite 110
                          (No. and Street)

New York   NY   11797
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary R. Purwin   (212) 832-1110
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wientraub & Associates, LLP
                    (Name – if individual, state last, first, middle name)

200 Mamaroneck Avenue, STE 502   White Plains   NY   10601
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Upinder Kumar Sharma aka Kevin Sharma__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Obsidian Financial Group, LLC__ , as of __December 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 20 14

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OBSIDIAN FINANCIAL GROUP LLC
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

OBSIDIAN FINANCIAL GROUP LLC
TABLE OF CONTENTS
DECEMBER 31, 2011

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Obsidian Financial Group LLC

We have audited the accompanying statement of financial condition of Obsidian Financial Group LLC as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Obsidian Financial Group LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedule listed in the accompanying index required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 21, 2012

OBSIDIAN FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	52,707
Due from clearing broker including clearing deposit		672,319
Prepaid expenses		105,018
TOTAL ASSETS	$	830,044

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses and other payables	$	288,206
Commissions payable		370,463
Total liabilities		658,669
MEMBER'S EQUITY		171,375
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	830,044

See accompanying notes to financial statements.

OBSIDIAN FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES		
Commissions	$	8,845,601
Other fees		1,441,316
Net losses on securities transactions		(305,257)
Interest income		392
Total revenues		9,982,052
EXPENSES		
Compensation and employee benefits		8,058,418
Regulatory fees		277,971
Arbitration		165,338
Clearance and related		533,891
Other operating expenses		2,033,006
Total expenses		11,068,624
NET LOSS	$	(1,086,572)

See accompanying notes to financial statements.

OBSIDIAN FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

BALANCE, beginning of year	$	351,947
Capital contributions		906,000
NET LOSS		(1,086,572)
BALANCE, end of year	$	171,375

OBSIDIAN FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
NET LOSS	$	(1,086,572)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Changes in assets and liabilities:		
Due from clearing broker		130,701
Prepaid expenses		(30,018)
Due from parent		13,947
Accrued expenses and other payables		213,086
Accrued rent		(286,000)
Commissions payable		(225,489)
NET CASH USED IN OPERATING ACTIVITIES		(1,270,345)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		906,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		906,000
NET CHANGE IN CASH AND CASH EQUIVALENTS		(364,345)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		417,052
CASH AND CASH EQUIVALENTS, END OF YEAR	$	52,707

See accompanying notes to financial statements.

Note 1 – Organization and Business:

Obsidian Financial Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The company is wholly owned by Obsidian Capital Holdings, LLC (the "Parent") and operates out of offices in New York State.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by other clearing brokers on a fully disclosed basis. Accordingly, open customer transactions are not reported on the books and records of the Company.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

Securities transactions and the related income and clearing expenses are recorded on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2 – Summary of Significant Accounting Policies (Cont'd):

Income Taxes:

No provision for income taxes has been recorded as the Company is a limited liability company. Accordingly, the individual member reports its share of the company's income or loss on its income tax return.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2008. The years 2008 to 2011 remain subject to examination by taxing authorities.

Note 4 – Risks and Concentrations:

The Company maintains all of its cash in a major bank, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Due from clearing brokers represents cash balances on deposit with, and commissions and transaction related receivables from, the Company's clearing brokers. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations to repay or settle amounts owed to the Company. The clearing brokers are members of major securities exchanges.

Pursuant to two clearance agreements, the company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, clearing deposits with the clearing brokers.

In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from clearing brokers are pursuant to the clearance agreement. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 5 –Office Lease:

During the year ended December 31, 2011, the Company was committed to a lease for office space at its Long Island office. Prior to December 31, 2011, this lease was renewed by the Parent. As a result of the renewal, prior amounts due by the Company under the former lease were eliminated. Commencing January 1, 2012, the Company will reimburse the Parent for its share of rent expense under the new lease.

Note 6 – Compensation:

Included in compensation and employee benefits is $234,500 of guaranteed payments made to a member of the parent as well as $244,500 in advance commission payments.

Note 7 – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $66,357 as compared to a requirement of $100,000 and therefore had a net capital deficiency of $33,643. As of January 1, 2012 the Company was operating and reporting as a broker dealer with a minimum net capital requirement of $50,000.

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii).

Note 8– Subsequent Events:

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through March 21, 2012.

OBSIDIAN FINANCIAL GROUP, LLC
SUPPLEMENTARY SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL
    Total member's equity $ 171,375

    DEDUCTIONS AND/OR CHARGES
    Non-allowable assets:
        Prepaid expenses   105,018
            Total   105,018

            NET CAPITAL $ 66,358

    Minimum net capital requirements - the greater of $100,000 or 6
    2/3% of aggregate indebtedness $ 100,000

    Minimum net capital requirement (under SEC Rule 15c3-1) $ 100,000

            NET CAPITAL DEFICIENCY $ (33,642)

AGGREGATE INDEBTEDNESS
    Accrued expenses and other liabilities $ 658,669

Percentage of aggregate indebtedness to net capital   993%

Commencing January 1, 2012, the Company was operating and reporting as a broker dealer
with a minumim net capital requirement of $50,000.

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between this computation
and the corresponding computation prepared by the
Company and included in its amended Part II A FOCUS
Report as of December 31, 2011.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC pursuant to subsection k(2)(ii) of
the Rule.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Member of
Obsidian Financial Group LLC

In planning and performing our audit of the financial statements of Obsidian Financial Group LLC for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. We did note certain matters discussed in our letter dated March 14, 2012, describing certain significant deficiencies. Management has made the necessary internal adjustments in order to correct these issues.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 21, 2012

OBSIDIAN FINANCIAL GROUP LLC

SIPC ANNUAL ASSESSMENT
REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2011

OBSIDIAN FINANCIAL GROUP LLC

SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2011

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Member of
Obsidian Financial Group LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of the Determination of SIPC Net Operating Revenues and General Assessment of Obsidian Financial Group LLC for the year ended December 31, 2011. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the year January 1, 2011 to December 31, 2011, with amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Obsidian Financial Group LLC taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 21, 2012

OBSIDIAN FINANCIAL GROUP LLC
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT
FOR THE PERIOD JANUARY 1, 2011 THROUGH DECEMBER 31, 2011

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$ 9,982,052
Additions: Net loss on security transactions	305,257
Deductions: Clearance paid to other SIPC members	(____533,891)
SIPC Net Operating Revenues	$ 9,753,418

Determination of General Assessment:

SIPC Net Operating Revenues	$ 9,753,418
General Assessment @ .0025	$ 24,383.55

Assessment Remittance:

General Assessment	$ 24,383.55
Less: Payment Made With SIPC-6	(__12,471.02)
Assessment Balance Due Paid March 2012	$ 11,912.53

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2011 through December 31, 2011:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 9,753,418
SIPC Net Operating Revenues as computed above	9,753,418
Difference	$ 0